# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGM Group Ltd., CIK 0001779578
CUSIP: G7307E123
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Date of event which requires filing of this statement: 05/23/2025
Filed by CIK 0001413855
Persons authorized to receive notices and communications: AIFU INC., c/o Mingxiu Luan, 27/F, Pearl River Towe, No. 15 West Zhujiang Road, Guangzhou, China (F4), 510623, 86-020-83886888

## Reporting persons
- AIFU Inc. (CIK 0001413855): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 16,529,330; shared voting power 0; sole dispositive power 16,529,330; shared dispositive power 0; aggregate amount beneficially owned 16,529,330 (8.99% of the class)
  Comment: (1) Note to Row 7, 9, 11: Represents 16,529,330 Class A ordinary shares, par value $0.001 per Class A ordinary share, of BGM Group Ltd. (the "Issuer") held by CISG Holdings Ltd, which is wholly owned by AIFU Inc.
  
  (2) Note to Row 13: The percentage calculation is based on 183,959,931 ordinary shares, including 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding according to internal records of the Issuer.
- CISG Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 16,529,330; shared voting power 0; sole dispositive power 16,529,330; shared dispositive power 0; aggregate amount beneficially owned 16,529,330 (8.99% of the class)
  Comment: (3) Note to Row 7, 9, 11: Represents 16,529,330 Class A ordinary shares, par value $0.001 per Class A ordinary share, of BGM Group Ltd. (the "Issuer") held by CISG Holdings Ltd, which is wholly owned by AIFU Inc.
  
  (4) Note to Row 13: The percentage calculation is based on 183,959,931 ordinary shares, including 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding according to internal records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Name of issuer: BGM Group Ltd.
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on January 6, 2025 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Schedule 13D is being filed jointly by AIFU Inc. ("AIFU") and CISG Holdings Ltd. ("CISG") (each, a "Reporting Person" and together, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CISG is 100% held by AIFU.
Residence or business address: The principal business and office address of AIFU is 27F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People's Republic of China. The registered address of CISG is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment: AIFU is a holding company whose Class A ordinary shares are listed on the Nasdaq Global Select Market. Through its various subsidiaries and affiliated entities, AIFU operates as a leading AI-driven independent financial service provider in China. CISG is a holding company without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law
Citizenship: AIFU is an exempt company with limited liability incorporated under the laws of Cayman Islands. CISG is an exempt company with limited liability incorporated under the laws of British Virgin Island.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby amended and and restated by incorporating by reference into Item 4, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and restated by replacing the text thereof in its entirety with the following:

On March 12, 2025, CISG entered into share transfer agreements ("Agreements") with four third party investment firms (the "Purchasers"). Pursuant to the Agreements, CISG will transfer a total of 53,466,331 Class A ordinary shares of the Issuer to such Purchasers, with each of the Purchasers acquiring 20,000,000, 20,000,000, 6,733,166 and 6,733,165 Class A ordinary shares of BGM respectively, in exchange for an aggregate consideration of US$106,932,662 (the "Share Transfer") . The Share Transfer has been completed on May 23, 2025 ("Closing Date"), and the consideration will be paid in two installments within two years from the Closing Date. Following the closing of the Share Transfer, AIFU, through CISG, will own approximately 8.99% of the issued and outstanding ordinary shares of the Issuer and 0.76% of its voting power. The purpose of the Share Transfer is to enhance the Company's capital efficiency and financial flexibility,

The Reporting Persons acquired beneficial ownership of the Ordinary Shares of the Issuer as described in this Schedule 13D/A for investment purposes. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. Although the Reporting Persons have no present plans or proposals to acquire or disposal of additional Ordinary Shares of the Issuer, the Reporting Persons may, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(1) The aggregate number of ordinary shares beneficially owned by the Reporting Persons represents 16,529,330 Class A ordinary shares of the Issuer directly held by CISG which is 100% held by AIFU. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, AIFU may be deemed to beneficially own all of the Class A ordinary shares of the Issuer held by CISG.

(2) The Reporting Persons' aggregate percentage of beneficial ownership is 8.99%, representing 0.76% of the voting power of the Issuer. Percentage of beneficial ownership of each Reporting Person is based on 183,959,931 ordinary shares outstanding as of April 30, 2025, including 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, based on the internal records of the Issuer. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the Ordinary Shares of the Issuer reported in this Schedule 13D/A.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D/A, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D/A, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated April 30, 2025 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of (i) AIFU Inc. and (ii) CISG Holdings Inc. (filed herewith)

Exhibit 10.1: Form of Share Purchase and Sale Agreement made among CISG Holdings Ltd., BGM Group Ltd. and each of Champ Prestige Limited, Qingyue Limited, Shimmering Holdings Ltd. and Ever Full Co., Ltd. (Incorporated by reference to Exhibit 4.12 of the amendment No. 1)

## Signatures
- AIFU Inc.: /s/ Mingxiu Luan, Mingxiu Luan/Director (05/27/2025)
- CISG Holdings Ltd.: /s/ Hui Wang, Hui Wang/Director (05/27/2025)